UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025 (Report No. 5)

Commission file number: 001-39957

NEWCELX LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

In connection with the closing of the merger (the “Merger”) between NewCelX Ltd. (the “Company”) (formerly known as NLS Pharmaceutics Ltd.) and Kadimastem Ltd. (“Kadimastem”), and as part of the post-merger integration, Kadimastem’s independent registered public account firm, Kost Forrer Gabbay & Kasierer, a member Ernst & Young (“EY”), was appointed on November 20, 2025, following Audit Committee approval, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, effective immediately.

Previously, on November 17, 2025, following the approval of the Audit Committee, the Company dismissed CBIZ CPAs, P.C. (“CBIZ CPAs”), the Company’s independent registered public accounting firm. As previously disclosed in the Company’s Report on Form 6-K furnished to the SEC on September 19, 2025, Marcum LLP (“Marcum”) had served as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024. On September 17, 2025, in connection with the acquisition by CBIZ CPAs of Marcum’s attestation business, CBIZ CPAs replaced Marcum as the Company’s independent registered public accounting firm. CBIZ CPAs did not issue an audit report on the Company’s financial statements.

For the period September 17, 2025 through November 17, 2025, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and CBIZ CPAs on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CBIZ CPAs, would have caused CBIZ CPAs to make reference to the subject matter of the disagreement in any report on the Company’s financial statements and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F) except for material weaknesses relating to a lack of sufficient number of trained professionals with an appropriate level of accounting knowledge to design and maintain controls over the preparation of financial statements, and relating to a lack of maintaining appropriate segregation of duties as disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2024.

EY served as Kadimastem’s independent registered public accounting firm prior to the Merger. During the two most recent fiscal years and the subsequent interim period through November 20, 2025, neither the Company, nor anyone on its behalf, consulted EY regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by EY that EY concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company provided CBIZ CPAs with a copy of the disclosures it is making in this Report on Form 6-K and requested that CBIZ CPAs furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter provided by the former auditor, dated November 20, 2025, is filed as Exhibit 16.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.
16.1	Letter from CBIZ CPAs P.C. addressed to the U.S. Securities and Exchange Commission dated November 20, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.

Date: November 20, 2025	By:	/s/ Ronen Twito
		Name:	Ronen Twito
		Title:	Executive Chairman and Chief Executive Officer

3